Ali Zaheer · 2nd

Head of Information Technology
Operations

Ontario, Canada · **Contact info**

278 connections

 **1 mutual connection:** Zain Zaidi

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 **Canada Post / Postes Canada**

 **University of Toronto**

Experience



Records Management and Automation Officer
Canada Post / Postes Canada
May 2021 – Present · 3 mos

Head of Information Technology Operations
Transcrypts
Dec 2019 – Present · 1 yr 8 mos

*Lead the technology development and implementation
initiatives at TransCrypts.
*Developed the patent forms
*Helped in developing the business plan   ...see more

Mathematics and Physics Instructor
Mindview Academy
2016 – 2019 · 3 yrs

Community Volunteerism: At Mindview academy to help high
school students with grade 11 and 12 physics and calculus.





Technology Solutions Analyst - Enterprise Applications

RBC

May 2016 – Sep 2016 · 5 mos

6880 Financial Drive

- Supported Application Portfolio Manager in planning, executing & controlling various aspects of the portfolio

- Assisted Project Managers supporting the portfo ...see more



Technical Systems Analyst

RBC

May 2015 – Aug 2015 · 4 mos

6880 Financial Drive

Show 1 more experience ⌄

Education



University of Toronto

Bachelor of Science (BSc), Computer Science, Philosophy and Urban Planning

2015



The University of Queensland

International Exchange Research Scholarship

2019 – 2019



Université Laval

Summer Exchange

2018 – 2018

Volunteer experience

Policy Analyst

Scarborough Civic Centre - Trailblazer Program

Mar 2018 – Jun 2018 · 4 mos

Social Services



Speaker

Model United Nations

Feb 2017 – May 2019 · 2 yrs 4 mos

Politics



